Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Endurance Acquisition Corp.

Commission File No. 001-40810

Date: March 8, 2022

Investor Presentation March 2022

2 Disclaimer Cautionary Notes This presentation is for informational purposes only. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SatixFy Communications Ltd. (“SatixFy”) and Endurance Acquisition Corp. (“Endurance”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of SatixFy and Endurance. By accepting these materials, the recipient acknowledges and agrees that he or she (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of both SatixFy and Endurance, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return these materials, and any other materials that the recipient may have received in the course of considering an investment in SatixFy and Endurance and (d) will promptly notify SatixFy and Endurance and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of SatixFy, Endurance and their affiliates, and other parties. By your acceptance of this presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by SatixFy and Endurance in their joint and absolute discretion. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law in no circumstances will SatixFy, Endurance, any placement agent or any of their respective subsidiaries, stockholders, affiliates, representatives, director s, officers, employees, advisers or agents be responsible or liable, including for a direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith.

3 Disclaimer (Continued) Forward-Looking Statements Please note that this confidential presentation regarding SatixFy, including any accompanying oral presentation, is designed to focus on the company’s progress and achievements, not all material developments; may discuss uses of the company’s products or technology that are not yet proven or approved; omits mention of significant risks; contains estimates and forecasts that are inherently uncertain; and contains summary information that is necessarily incomplete. Accordingly, it should not be given undue reliance. It also contains forward-looking statements regarding, among other things, plans, expectations, and SatixFy’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by such forward-looking statements. Any forward-looking statement is based on information available to SatixFy or Endurance as of the date of the statement. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SatixFy and its management, and Endurance and its management, as the case may be, are inherently uncertain. Uncertainties and risk factors that could affect SatixFy’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combinatio n that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting us or our customers, including our inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to our ability to protect our intellectual property and avoid infringement by others, or claims of infringement against us; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of our financial performance; risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Endurance’s final prospectus relating to its initial public offering dated August 26, 2021 and in subsequent filings with the SEC.

4 Disclaimer (Continued) Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. None of Endurance, SatixFy or any placement agent undertakes any duty to update or revise any forward-looking statements. All written or oral forward-looking statements attributable to SatixFy are qualified by this caution. Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of SatixFy for the periods presented. SatixFy’s historical financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Such information has not been audited in accordance with Public Company Oversight Board (“PCAOB”) standards. We cannot assure you that, had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. An audit of SatixFy’s financial statements in accordance with PCAOB standards is in process and will be included in the proxy statement relating to the Proposed Business Combination. Accordingly there may be material differences between the presentation of the financial information included in the presentation and in the proxy statement. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding. Non- Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing SatixFy’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that SatixFy’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. SatixFy believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to SatixFy’s financial condition and results of operations. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, SatixFy is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

5 Disclaimer (Continued) Use of Projections This presentation contains financial forecasts with respect to SatixFy’s projected financial results for the fiscal years 2021 through 2026. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those described above under “Forward-Looking Statements.” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of SatixFy or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data; Trademarks This presentation also contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third-party or internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information. None of SatixFy, Endurance or any placement agent has independently verified the accuracy or completeness of the information contained in th e industry publications and other publicly available information. Accordingly, none of SatixFy, Endurance or any placement agent makes any representation as to the accuracy or completeness of that information nor does SatixFy, Endurance or any placement agent undertake to update such information after the date of this presentation. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of SatixFy or the Proposed Business Combination. You should make your own evaluation of SatixFy and of the relevance and adequacy of the information and should make such other investigations as you deem necessary. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but SatixFy and Endurance will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these t rademarks, service marks, trade names and copyrights.

6 Disclaimer (Continued) Additional Information and Where to Find It This presentation relates to a proposed transaction between SatixFy and Endurance. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SatixFy intends to file a registration statement on Form F-4 that will include a proxy statement and prospectus. The proxy statement/prospectus will be sent to all Endurance stockholders. SatixFy and Endurance also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Endurance are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Endurance through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Endurance may be obtained free of charge from Endurance's website at https://enduranceacquisition.com/ or by written request to Endurance at Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

7 Transaction Overview ___________________________ Note: The Company expects to put in place $75mm of committed equity facility prior to the close of the transaction. 1. Warrants are 5 years, $11.50 strike price (pari passu with and having the same terms as the detachable Redeemable Warrants from the IPO Units). 2. Assumes no redemptions by SPAC shareholders. 3.Illustrative transaction fees and expenses for both SPAC and Company, including the $55mm term loan from Francisco Partners and a $25mm incremental backstop loan, deferred underwriting fee, PIPE fee and advisory/legal/other fees. 4 Excludes public and private placement SPAC warrants. 5. $55mm FP debt repaid $19mm of existing debt. 6. Ownership percentage is calculated on a fully diluted basis (including vested and unvested warrants and equity options utilizing the treasury stock method). Excludes 27.5mm in Performance Based Award shares and the New Equity Incentive Plan. 7. Assumes (i) no forfeiture in connection with redemptions as described herein and (ii) excludes any additional shares that may vest upon achievement of share price performance targets as described herein. 8. ~0.8 million of shares issued to Francisco Partners as equity fee for funding of the loans. Sources & Uses SPAC Public Shares 24.9% SPAC Founder Shares 6.2% SatixFy Roll-Over 65.4% PIPE Investor Shares 2.5% Francisco Partners Equity 1.0% (6) (7) Transaction Structure Pro Forma Capitalization and Ownership(4) Endurance Acquisition Corp. to merge w ith SatixFy at a pro-forma Enterprise Value of $632mm (7.2x 2023E Revenue) $20mm PIPE Units consisting of 1 ordinary Share and ½ a Warrant(1) PIPE includes non-dilutive dow nside protection to $6.50 per share via a share transfer from SPAC Sponsor and SatixFy Rollover Equity Dow nside protection measured based on average VWAP for the 30 consecutive trading days immediately preceding the date that is 60 days follow ing registration of the shares Founders and existing shareholders to maintain ~65% pro-forma ow nership and have opportunity to receive up to 27 million additional shares based upon share price performance, and SPAC sponsor has opportunity to receive up to 0.5 million additional share based upon share price performance Transaction is assumed to result in $227mm to cash on the balance sheet Pro Forma Capitalization ($mm except share price and share count) Share Price $10.00 PF Shares Outstanding (mm) 80.4 Equity Value $804 Plus: Debt (5) 55 Less: Cash to Balance Sheet (227) Enterprise Value $632 (8) Total Sources $ in mm SPAC Cash in Trust (3) $201 PIPE Investment 20 SatixFy Rollover Equity 526 Francisco Partners Term Loan 55 Francisco Partners Equity Fee 8 Total Sources $810 Total Uses $ in mm SatixFy Rollover Equity (1) $526 Cash to Balance Sheet / Primary Proceeds 227 Illustrative Fees & Expenses(4) 30 Francisco Partners Equity Fee 8 Existing Debt Repayment 19 Total Uses $810

Endurance Acquisition Corp. ("EDNCU") Overview

Business at a Glance

- Endurance Acquisition Corp. (NASDAQ: EDNCU) is a Nasdaq-listed blank check company sponsored by Antarctica Data Partners
- Reputation as sector experts and viewed as strategic investors by target companies
- Long-standing relationships with many of the strongest and most dynamic companies and management teams across company's target sectors
- Targets businesses operating in data infrastructure and analytics, with a primary focus on space and wireless industries and related technology and services
- In September 2021, the company completed its IPO with $201mm cash held in trust at closing

Well Defined Acquisition Criteria

- ✓ Strong management team with demonstrated track record of success
- ✓ Benefit from access to public markets
- ✓ Forefront of "New Space & Data Satellite" market
- ✓ Scalable business model with high margins

Highly Experienced Management



Chandra Patel
Chairman of the Board

Managing Partner and Founder of Antarctica Capital with 28 years of experience in investment, financing, and M&A. Responsible for Antarctica Capital's strategic direction and core relationships and leads the firm's key expansion initiatives



Richard Davis
CEO

Managing Director of Antarctica Data Partners with over 25 years experience in corporate finance, private equity and space industry. Spent a decade investing in TMT companies with Lehman Brothers and VantagePoint Venture Partners



Graeme Shaw
CTO

Managing Director of Antarctica Data Partners with over two decades of experience in the aerospace and telecommunications industries. Has designed, sold or purchased dozens of satellite projects worth billions of dollars



Romeo Reyes
CFO

Veteran investment banker and leveraged finance research analyst with ~30 years of experience in the TMT sector. Instrumental in the origination and distribution of high yield and leveraged loan deals in the TMT space

SatixFy

Source: Company Information.

8

Investment Highlights

1. Integrated fabless semiconductor and communications product supplier enabling satellite based broadband delivery to markets around the world
2. As of the end of 2021, the Company has spent over $180mm on R&D to create what we believe are the most advanced satellite and ground terminal chips in the world
3. High visibility into ~$40mm of 2022 revenue through existing and anticipated contracts with existing customers
4. Founded and built from the ground up by serial entrepreneurs whose prior companies included Gilat Satellite Networks and Raysat Antenna Systems

SatixFy 9

10 Key Differentiators To our knowledge, SatixFy is the only vertically integrated semiconductor chip company providing products across the entire satellite communications value chain SatixFy designs its chips, builds its products, codes its software and designs end-to-end systems that use its technologies We believe SatixFy systems have much higher capacity, lower power, lower weight and lower costs than competing solutions SatixFy continues to develop its technologies aggressively to improve its leadership position Companies like SatixFy that design their own silicon and use the chips to create end products are some of the most valuable companies in the world (e.g. Apple, Huawei, Samsung and Tesla) 10

11 Experienced Founders with a History of Value Creation Co-Founder and CEO of SatixFy since inception in 2012 Awarded the prestigious Israeli Defense Award, twice Founder, Chairman and CEO of Gilat Satellite Networks from 1987–2003 (Employee #001) Took Gilat public in 1993 on the Nasdaq and during his tenure, grew Gilat to over 3,000 employees, market cap of $4.5bn, and annual sales of over $550mm Founder and CEO of RaySat Inc. and RaySat Broadcasting Corporation, a joint venture with AT&T BScEE from the Technion Haifa and MBA from Tel-Aviv University Co-Founder and CFO of SatixFy since inception in 2012 CEO of RaySat from 2009–2012 CFO and Vice President of Finance and Administration at Gilat from 1991–2003 and EVP of Business Development until 2008 CFO of a partnership between Bertelsmann A.G Clal & Yediot 1985–1988 and then Bertelsmann US from 1988–1990 CPA and MBA from the Hebrew University of Jerusalem Yoel Gat Chairman and Chief Executive Officer 40 years of experience Yoav Leibovitch Chief Financial Officer 35 years of experience

12 Latest achievements Ground Infrastructure Aero Terminal Gen.2 Payload and Terminal SatixFy at a Glance 30 issued patents and 31 patent applications in the US, UK, China, Israel and the EU, 22 granted to date Management with 35 years of experience in the satellite communications industry Wide portfolio of technology leading silicon chips Self developed and produced chips, products and systems for the entire value chain $70mm Support to date for products development from the UK Space Agency through ESA ~$40mm 2022 expected revenues $180mm R&D investment at end of 2021 $175mm+ Revenue from contracts that are signed or in active discussions

13 Large and Growing Market Opportunity

14 Paradigm Shift in Space Industry is a Massive Opportunity for SatixFy Tens of thousands of Low Earth Orbit (LEO) broadband satellites(1) are being deployed, all featuring on-board processors and electronically steerable antennas Millions of low-cost User Terminals are needed(1) with electronically steerable antennas and wideband modems SatixFy has developed advanced products to enable and sustain this paradigm shift In the 21st Century’s Next Gold Rush, SatixFy is selling the Picks and Shovels ___________________________ 1. https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/large-leo-satellite-constellations-will-it-be-different-this-time

Key End Markets

LEO Constellation Payloads

Tens of thousands of new constellation satellites, all featuring on-board processors and electronically steerable antennas

User Terminals

Millions of low-cost user terminals with electronically steerable antennas and wideband modems

$20bn+ TAM

Aero

OEMs are updating their airplanes to support multibeam and higher data rates of LEO systems

Chips

Terminals, gateways and satellite payloads all require chips providing wide bandwidths, beam-hopping and beamforming functions

SatixFy

15

LEO Opportunity for SatixFy of $10bn+[(1)]

Satellite industry is undergoing a major change with over $100bn[(2)] being invested in the next few years to build and launch massive LEO communications constellations

SatixFy products are based on unique technology and proprietary chip designs that comply with the unique requirements of these constellations

Terminals[(3)]



600,000 units by 2023

Unit price **$2,200**

$1.3bn total addressable market by 2023

12mm units by 2028 at expected price of **$500**

$5 - 6bn total addressable market by 2028

Payloads[(4)]



500+ payloads will be launched yearly

6,000 - 8,000 payloads by 2028

Expected payload price **~$500k**

$3 - 4bn total addressable market by 2028

---

1. According to McKinsey article, there will be 50,000 satellites, of which most will be LEO communications satellites. Based on payload pricing above, that represents a potential opportunity of $25 billion for SatixFy. 2. According to McKinsey article, OneWeb and Starlink are about $1m/satellite plus launch cost of $1m/satellite. $2m/satellite times 50,000 payloads is $100bn. 3. NSR 8th Annual Paris Briefing, September 2019: "Consumer broadband adding more than 12M subscribers by 2028". 4. Two LEO constellations are already launching 100s payloads yearly, additional LEO constellations will launch within two years.

SatixFy 16

17 Inflight Connectivity Opportunity Multibeam, multi-modem is agnostic to satellite or service provider Can be installed during one overnight maintenance “A Checks” Can be line-fitted as standard equipment at factory No. of aircraft (1) 2019 9,000 2029 17,500 Commercial No. of aircraft (1) 2019 22,500 2029 30,000 Business Jet IFC system expected unit price $200k - $250k TAM in 2029 $10 - 12bn SatixFy’s innovative, flight-proven, “all-in-one” IFC terminal is marketed by JetTalk, a joint venture with ST Engineering, and has already attracted a major customer 17 ___________________________ 1. Euroconsult: Prospects for In-Flight Entertainment and Connectivity, 2020.

5G Opportunity

- 5G waveform definition includes Non-Terrestrial Networks (NTN), such as Satellite and High Altitude Pseudo Satellite (HAPS) (e.g., Drones)
- Proposed constellations like AST SpaceMobile, Mangata, and Lynk are being developed to connect directly to 2G/3G/4G phones via satellite, with the potential to **massively increase the size and reach of the satellite industry**
- **We believe Satixfy is uniquely suited to become a leading supplier of satellite payload and gateway technology in this market**
- Over the longer term, SatixFy's technology could find enormous utility in radically improving the efficiency of Radio Access Networks (RAN) cellular base stations for 5G deployments

According to NSR, 5G represents the largest opportunity in Satcom's history with

$35 billion

in service revenues expected by 2030(1)

"Direct Satellite-to-Device connectivity offers the capability to reach billions of devices, changing the scale of the satellite industry"
NSR, Nov 4th 2021

NSR's Direct-to-Device Projections

2030 =
386 Million Subs

2023
25mm

SatixFy

1. NSR 5G via Satellite, 2nd Edition, October 2021.

18

19 Company Overview

20 Global Presence Modem design centers Antenna systems design center ESMA design center Rad-Hard design center Analog IP center 210 Employees 50 VLSI engineers 50 Hardware and software engineers 20 Algorithms and systems 60 Product and antennas engineers 20

SatixFy's In-House Silicon Chip Family Enables Our Products

- Significant advantage in using self-made ASICs chips
- Differentiated, protected and significant time to market advantage (3 - 4 years per chip)

Ground (Terminals, Hubs and Gateways) | **Space** (Satellite Payloads)



Sx3000	Prime 1.0	Beat	Sx3099	Sx4000	Prime 2.0
500MHz DVB-S2X SDR Modem chip	True Time Delay digital beamformer	Ku-band RFIC Ka-band RFIC	1GHz DVB-S2X 8 SDR Modems chip	Space grade OBP Payload chip	Space grade digital beamformer

Products



IoT/M2M Terminal	Inflight Connectivity (IFC) System	COTM ESMA Terminal	Broadband Modem	Satellite Payload

SatixFy

21

Advanced Products for the Entire Value Chain

Competitors



User Terminal and Gateway Modems



SX-3099 Modem

We believe no other modem chip can provide wide bandwidths and beam-hopping functions

Easy iC
Viasat
Gilat
HUGHES



User Terminal Antennas



Prime 1 or 2 Beamformer

We believe no other chip offers multibeam True Time Delay (TTD) beam-forming

KYMETA
PHASOR
alcan systems
Honeywell
Collins Aerospace
ThinKom
isotropic systems



Satellite Payloads



Prime 2 Beamformer



SX-4000 OBP

SatixFy offers a single-technology integrated solution with semiconductor economics

THALES
BOEING
MDA

SatixFy

22

23 Deep Customer Relationships with Sector Leaders Defense Customers

24 Financials and Valuation Framework

25 $40 $86 $166 2022E 2023E 2024E Contracts Signed or in Active Discussions Go-Get Revenue ($6) $0 $23 $47 $71 $113 2021A 2022E 2023E 2024E 2025E 2026E ($7) ($0) $3 $40 $70 $112 2021A 2022E 2023E 2024E 2025E 2026E Compelling Financials Revenue Visibility Rapid Revenue Growth Strong Free Cash Flow Generation Ramping EBITDA Margins $22 $40 $88 $166 $251 $374 2021A 2022E 2023E 2024E 2025E 2026E Aero (IFC) Terminals & Gateways Chips Satellite Payloads (Revenue, $ in mm) (EBITDA – Capex, $ in mm) % Growth 108% 82% 118% 90% 51% 49% % Margin NM NM 4% 31% 28% 30%% Margin NM 1% 26% 28% 28% 30% % CAGR NM 102% 40% 92% (EBITDA, $ in mm) 1 3 4 (Revenue, $ in mm) 2 ___________________________ Sources: SatixFy financials based on company provided model. High near-term revenue visibility driven by $175mm+ revenue from contracts that are signed or in active discussions

26 Defining SatixFy’s Comparable Universe High-Growth Semiconductors Innovative Space Tech de-SPACs Massive and Rapidly Expanding TAM Disruptive, Proven Technology that is Vertically Integrated In-House Silicon Capability & Expertise Strong Backlog with Visibility into Near-Term Growth with Leading Space and Satellite Customers

27 Valuation Benchmarking: EV / 2022E Revenue Multiple EV / CY2022 Revenue 9.7x 17.9x 14.6x 13.4x 8.0x 16.3x 16.2x 8.4x n/m n/m SatixFy Wolfspeed Wolfspeed Inc SiTime Corporation Indie Terran Orbital Rocket Labs Planet Labs D-Orbit AST Space Mean: 13.6x Implied SatixFy EV: $887mm Median: 16.2x Implied SatixFy EV: $1,053mm Mean: 13.5x Implied SatixFy EV: $879mm Median: 14.0x Implied SatixFy EV: $914mm Enterprise Value ($ in mm) $632 $849 $3,997 $12,950 $892 $1,562 $3,692 $1,579 $1,278 $939 EV / CY2022 Growth Adjusted Revenue (1) 0.12x 0.15x 0.36x 0.78x 0.09x 0.07x 0.31x 0.15x 0.16x n/m SatixFy Wolfspeed Wolfspeed Inc SiTime Corporation Indie Terran Orbital Rocket Labs Planet Labs D-Orbit AST Space Mean: 0.18x Implied SatixFy EV: $926mm Median: 0.16x Implied SatixFy EV: $829mm Mean: 0.34x Implied SatixFy EV: $1,808mm Median: 0.26x Implied SatixFy EV: $1,346mm SatixFy High-Growth Semiconductors Innovative Space Tech de-SPACs ___________________________ Sources: Capital IQ, FactSet, and SatixFy financials based on company provided model. Market Data as of 3/2/2022 1) Growth Adjusted Revenue multiple based on 2022-2024 Revenue CAGR 2) Multiple based on NTM Revenue as of 6/30/2022 (2) (2)

28 Valuation Benchmarking: EV / 2023E Revenue Multiple EV / CY2023 Revenue 7.2x 6.6x 10.2x 10.9x 3.7x 3.8x 11.0x 5.5x 12.1x 8.7x SatixFy Wolfspeed Wolfspeed Inc SiTime Corporation Indie Terran Orbital Rocket Labs Planet Labs D-Orbit AST Space EV / CY2023 Growth Adjusted Revenue (1) SatixFy High-Growth Semiconductors Innovative Space Tech de-SPACs 0.07x 0.06x 0.39x 0.53x 0.04x 0.02x 0.21x 0.10x 0.03x 0.01x SatixFy Wolfspeed SiTime Corporation Navitas Indie Rocket Labs Terran Orbital Planet Labs D-Orbit AST Space ___________________________ Sources: Capital IQ, FactSet, and SatixFy financials based on company provided model. Market Data as of 3/2/2022 1) Growth Adjusted Revenue multiple based on 2022-2024 Revenue CAGR Mean: 8.2x Median: 8.7x Mean: 7.9x Median: 8.4x Mean: 0.25x Median: 0.22x Mean: 0.08x Median: 0.03x

29 Operational Benchmarking: Superior Revenue Growth and Gross Margin Revenue Growth (CY2022-2024) Gross Margin (CY2022) 103% 117% 37% 23% 91% 217% 51% 55% 347% n/m SatixFy Wolfspeed Wolfspeed IncSiTime Corporation Indie Terran Orbital Rocket Labs Planet Labs D-Orbit AST Space Mean: 168% Median: 136% 65% 50% 38% 63% 47% 33% 27% 28% n/m n/m SatixFy Wolfspeed Wolfspeed IncSiTime Corporation Indie Terran Orbital Rocket Labs Planet Labs D-Orbit AST Space Mean: 29% Median: 28% SatixFy High-Growth Semiconductors Innovative Space Tech de-SPACs ___________________________ Sources: Capital IQ, FactSet, and SatixFy financials based on company provided model. Market Data as of 3/2/2022 Mean: 67% Median: 64% Mean: 50% Median: 49%

30 Appendix

31 Case Study #1: SatixFy to Develop Ground Infrastructure for Telesat Landing Station Hardware Incorporating SatixFy’s Sx3099 Chip for the Telesat Lightspeed LEO Constellation Chip supports 1 GHz bandwidth SatixFy to provide Landing Station (Gateways) baseband equipment based on its Sx3099 ASIC packaged in an outdoor enclosure, providing high efficiency, beam-hopping and low latency links The Landing Stations will be deployed worldwide for use with Telesat’s Lightspeed LEO constellation Supporting up to 8 modems Internal quad core ARM A53 CPU DVB-S2X/RCS2 as published in 2020 Beam-Hopping Hundreds of Mbps SatixFy Sx3099 Landing Stations for Telesat’s Lightspeed LEO constellation

Case Study #2: OneWeb and SatixFy Cooperate for In-Flight Connectivity (IFC) Compact Terminal

Terminal to deliver Wi-Fi on aircraft via LEO / GEO satellites

SatixFy UK has formed a Joint Venture with Singapore Technology Engineering Ltd (ST Engineering), called JetTalk, to exclusively commercialize the IFC terminal for Commercial Aviation markets

Multibeam capability to operate simultaneously on multiple LEO and GEO satellites



Based on SatixFy's Electronically Steered Multibeam Antenna (ESMA) technology

The tiles, which have been co-developed together with JetTalk, have completed initial testing and are currently being implemented inside a terminal product



SatixFy, has recently completed the development of IFC system components

- Tx tile of 1024 radiating elements
- Rx tile of 1024 radiating elements
- The terminal will integrate the OneWeb modem as well as a GEO network one

SatixFy

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Comprehensive Patent Portfolio Protecting Critical Technology

61 issued patents and patent applications in the US, UK, China, Israel, 22 patents granted to date

Satellite Communication Systems

- 10 patents
- Covering various SatCom aspects
  - Operation of half duplex terminals
  - IoT satellite-based system
  - Allocation of power in a LEO satellite system
  - Operation in very low SNR conditions

Electronically Steerable Multi-beam Antenna (“ESMA”)

- 10 patents
- Covering architecture, implementation and installation issues of a fully digital, scalable, wide bandwidth, dual polarization, multi-beam antenna

Aero Mechanics and Cooling Patents

- ABR: Air Breathing Radome

Satellite Payload

- 2 patents
- Reduce the complexity and increase longevity of regenerative payloads

Beam Hopping

- 5 patents covering beam hopping operation
  - Burst reception
  - Signal acquisition
  - Waveforms (adapted by the standards committee)
  - Beam hopping in the return channel

Other Patents

- 3 patents in the fields of mechanical design, digital design and software verification

SatixFy

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34 Technical Moat has been Enabled by UKSA Funding Through ESA Finnik Digital Beamformer Chip – Prime RFIC Chip – Beat IoT Product Modem Chip – Sx-3099 Payload Chip – Sx- 4000 Finnik Chip Based Terminal LEO Payload Sapphire Based IoT Concept 10/2018 12/2019 08/2020 03/2021 10/2021 10/2023 10/2023 2024 $9.8mm $6.2mm $5.6mm $9.0mm $13.9mm $20.4mm $20.4mm TBD Ka-band Inflight Connectivity (IFC) System 01/2022 $9.4mm To-date, SatixFy has received $70mm of the $120mm total budget for approved projects from the UK Space Agency

35 Experienced Executive Management 16 years DIVAYDEEP SIKRI VP and Chief Engineer CHARLIE BLOOMFIELD CEO SatixFy Space Systems 24 years DORON RAINISH Chief Technology Officer 40 years SIMONA GAT President 35 years YOAV LEIBOVITCH Chief Financial Officer 35 years YOEL GAT Chairman and Chief Executive Officer 40 years MOSHE MEDINA Executive VP Aero Programs 35 years SHARLY BEN CHETRIT Executive VP, Business Development 28 years OREN HARARI VP - Finance (IL) 20 years STUART MILLS VP - Operations and Development (UK) 18 years DAVID GAZELLE EVP Payload Chips and Systems 25 years STEPHANE ZOHAR VP VLSI 25 years CRAIG BROWN VP Major Programs 16 years

36 Risk Factors Risks Related to SatixFy’sBusiness, Operations and Industry We are an early stage company that has not demonstrated a sustained ability to generate predictable revenues. If we do not generate revenue as expected, our financial condition will be materially and adversely affected. The success of our business will be highly dependent on our ability to effectively market and sell our technologies and to convert contracted revenues and our pipeline of potential contracts into actual revenues, which can be a costly process. We may not be able to continue to develop our technology or develop new technologies for our existing and new satellite communications products and customers that achieve market acceptance. We operate in a highly competitive industry and may be unsuccessful in effectively competing in the future. If the satellite communications markets fail to grow, our business could be materially harmed. We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability. We may need to raise additional capital to develop our technology and products. If we fail to raise sufficient capital or are unable to do so on favorable terms, we might not be able to make the necessary investments in technology development and our operating results may be harmed. The global COVID-19 pandemic has harmed and could continue to harm our business, financial condition, and results of operations. We depend on third parties for manufacturing our chips and products, and a disruption in or deterioration of the quality of the services or goods delivered by such third parties could negatively affect our business, financial condition or results of operations. We may face increased risks and costs associated with volatility in commodity, labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations. Our metrics and estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business. Our results of operations may vary significantly from our expectations or guidance. If we are unable to manage our growth effectively, our business and financial results may be adversely affected. 36

37 Risk Factors (Continued) We may not benefit from our investment in the development of new technologies and products. We may not be able to comply with our development contracts with customers, and non-compliance may harm our operations and expose us to potential third-party claims for damages. Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position. We are dependent on the continued services and performance of our founder, the loss of whom could adversely affect our business. We generate a significant percentage of our sales from certain key customers and the loss of one or more of our key customers could negatively affect our business and operating results. Damage to our reputation could negatively impact our business, financial condition and results of operations. Risks Related to Litigation, Laws and Regulation and Governmental Matters Our business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm our business, financial condition and operating results. Changes in government trade policies, including the imposition of export restrictions, could limit our ability to sell our products to certain customers, which may materially and adversely affect our sales and results of operations. We have received grants from the Israeli government that require us to meet several specified conditions and may restrict our ability to manufacture some product candidates and transfer relevant know-how outside of Israel. We are subject to warranty claims, product recalls and product liability claims and may be adversely affected by unfavorable court decisions or legal settlements. We are subject to risks from our international operations. The U.K.’s decision to exit from the European Union has had, and may continue to have, uncertain effects on our business. Risks Related to Information Technology, Intellectual Property, Data Privacy and Cybersecurity We rely on our intellectual property and proprietary rights and may be unable to adequately obtain, maintain, enforce, defend or protect our intellectual property and proprietary rights, including against unauthorized use by third parties. We may be subject to claims of infringement, misappropriation or other violations of third-party intellectual property or proprietary rights. We rely on the availability of third-party licenses of intellectual property, and if we fail to comply with our obligations under such agreements or are unable to extend our existing third-party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on our business, operating results and financial condition. 37

38 Risk Factors (Continued) Defects, errors or other performance problems in our software or hardware, or the third-party software or hardware on which we rely, could harm our reputation, result in significant costs to us, impair our ability to sell our products and subject us to substantial liability. Cybersecurity breaches, attacks and other similar incidents, as well as other disruptions, could compromise our confidential and proprietary information, including personal information, and expose us to liability, increase our expenses, or result in legal or regulatory proceedings, which would cause our business and reputation to suffer. We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability. Risks Related to Tax and Accounting Changes in our effective tax rate may adversely impact our results of operations. Exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies, may negatively affect our future revenues. Changes to tax laws or regulations in Israel, the United Kingdom, the European Union and other jurisdictions expose us to tax uncertainties and could adversely affect our results of operations or financial condition. Transfer pricing rules may adversely affect our corporate income tax expense. Risks Related to Being a Public Company The listing of SatixFy’s securities on [Nasdaq/ the New York Stock Exchange] will not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities. We will incur increased expenses as a result of being a public company, and our current resources may not be sufficient to fulfill our public company obligations. Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price. Our senior management team has limited experience managing a public company, and regulatory compliance may divert our attention from the day-to-day management of our business. An active trading market for our equity securities may not develop or may not be sustained to provide adequate liquidity. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and materially and adversely affect our business, financial position, results of operations and cash flows. Future sales of equity securities by existing shareholders or by us, or future dilutive issuances of equity securities by us, could adversely affect prevailing market prices for our equity securities. Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline. 38

39 Risk Factors (Continued) Risks Related to SatixFy’sIncorporation and Location in Israel Conditions in Israel could adversely affect our business. Investors’ rights and responsibilities as our shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli companies. Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of the Business Combination may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets. Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless SatixFy consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between SatixFy and its shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with SatixFy, its directors, officers and other employees. Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders. We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions as defined in Israel’s Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (the “Innovation Law”). If SatixFy or any of its subsidiaries are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences. If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of the SatixFy Ordinary Shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences. Certain tax benefits that may be available to SatixFy, if obtained by SatixFy, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase SatixFy’s costs and taxes. It may be difficult to enforce a U.S. judgment against SatixFy, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on SatixFy’s officers and directors. Risks Related to Ownership of the Combined Company’s Shares SatixFy’s amended and restated articles of association and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of the SatixFy Ordinary Shares. 39

40 Risk Factors (Continued) The SatixFy Ordinary Shares and SatixFy Warrants may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject SatixFy to additional trading restrictions. The market price of our equity securities may be volatile, and your investment could suffer or decline in value. If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about SatixFy, its business, or its market, or if they change their recommendations regarding the SatixFy ordinary shares adversely, then the price and trading volume of the SatixFy Ordinary Shares could decline. Our failure to meet the continued listing requirements of [Nasdaq/ the New York Stock Exchange] could result in a delisting of our securities. We are expected to be an “emerging growth company” and avail ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our equity securities less attractive to investors. We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. Risk Related to the Business Combination Events, changes or other circumstances, many of which are beyond the control of SatixFy and Endurance, could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination. The consummation of the business combination is expected to be subject to a number of conditions, many of which will beyond the control of SatixFy and Endurance, including the approval of the shareholders of Endurance. The benefits of the business combination may not be realized to the extent currently anticipated by SatixFy and Endurance, or at all, and the costs related to the business combination could be significantly higher than currently anticipated. The risks described above are not the only ones faced by SatixFy and Endurance. You should also carefully review the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the filings that Endurance has made and will make with the U.S. Securities and Exchange Commission. 40